EXHIBIT (a)(1)(G)


                 [Text of internal communication to employees]

     IMPORTANT NOTICE: This information is designed to answer some of the most common questions employees have asked since receiving the ESAP Special Edition about AT&T's Offer to Exchange Outstanding Stock Options for Restricted Stock Units and Cash that was distributed on September 16, 2002. Additional information can be found in the Offer to Exchange dated September 16, 2002, that was recently sent to you, or can be accessed on the Internet by, eligible employees. A copy of the special edition of ESAP can be found at (url).

* Employee Eligibility: The Offer to Exchange Outstanding Stock Options for Restricted Stock Units and Cash is ONLY available to active occupational and A through D level employees, and employees on a company approved leave of absence, in AT&T Business, AT&T Consumer, AT&T Network Services, AT&T Labs, and corporate functions. Employees of AT&T Broadband are NOT eligible to participate in the offer. In addition, senior executives and employees who are E-level equivalent or higher, and employees hired on or after February 19, 2002 (other than employees who returned to AT&T from Concert after that date), are NOT eligible.

* Options: The offer gives eligible employees an opportunity to exchange certain outstanding stock option awards for AT&T common stock that were granted under the AT&T 1987 Long Term Incentive Program and the AT&T 1997 Long Term Incentive Program with an exercise price equal to or greater than $16.00. PLEASE NOTE THAT OPTIONS GRANTED AS PART OF THE "1997 ALL EMPLOYEE STOCK OPTION GRANT" ARE ELIGIBLE TO BE EXCHANGED FOR CASH. Outstanding AT&T Wireless Services, Inc. stock options are not eligible for the exchange. Also, any stock options with an exercise price of less than $16, including those granted on February 19, 2002, are not eligible for the exchange. Options not eligible for the exchange will continue to be outstanding even if an eligible employee chooses to participate in the offer. Please note that if you choose to participate in the offer, you must submit all of your eligible options for exchange.

Reminder: The completion of the exchange is subject to certain conditions described in the Offer to Exchange dated September 16, 2002. Employees should read carefully the offer materials before making a decision whether or not to participate in the offer and consult with their tax or financial advisors.